Exhibit 99.2

March 4, 2025

Nayax Ltd.
(the “Company”)

Summary of Offering Terms

The following is a summary of the offering terms set forth in the deed of trust for notes (Series A) (the “Deed of Trust” and the “Notes”, respectively):

•
This document is only a brief and general description of some of the terms of the offering documents. It is not exhaustive and does not substitute a full reading of the binding documents. In the event of a contradiction between the offering documents and this document, the offering documents are to prevail.

•	Unless otherwise set forth in this document, the terms set forth in this document and defined in the offering documents shall have the same meaning prescribed to them in the offering documents.

Notes ranking

☐	The Notes are secured by security interests.

If the Company has different “seniority” ranks for different series:

☐	The Notes include provisions granting them seniority over other series of Company notes:

Seniority compared to: ___________________________________________________.

Summary of the seniority provisions: ________________________________________.

☐	The Notes include provisions granting them inferiority under other series of Company notes: _____________________.

Inferiority compared to: ___________________________________________________.

Summary of the inferiority provisions: ________________________________________.

☒	The Notes are not secured, and their terms do not include provisions that create “seniority” ranks between series.

Listing for trade

☒	There is an explicit term related to listing the Notes on TASE or on the trading system for institutional entities operated by TASE (“TASE UP”).

Restrictions on “dilutive” transactions

☐	There are restrictions on assuming additional financial debt: _______________________________.

There are no restrictions on assuming additional debt. However, and as specified in section 2.4 of the Deed of Trust, expansion of the series of the Notes is subject to the following terms: (i) according to the latest financial statements published prior to the date of series expansion, the Company is in compliance (and after retroactive consideration of the series expansion the Company will comply) with all financial covenants set forth in section 4.4 of the Deed of Trust, without taking into account the grace periods in connection with such financial covenants, unless the Company provides the trustee with an affidavit as set forth in section 2.4.3 of the Deed of Trust; (ii) the Notes were not accelerated to immediate repayment and there is no cause for accelerating the Notes to immediate repayment as stated in section 5 of the Deed of Trust; (iii) the Company has declared to the trustee that it is in compliance with all of its material obligations to the noteholders in accordance with the provisions of the Deed of Trust and that the expansion of the series of Notes itself will not lead, forthwith following completion of the series expansion, to noncompliance with its material obligations to the noteholders; (iv) the Company has declared to the trustee that the expansion does not impair the Company's ability to repay the Notes; and (v) the Company has delivered to the trustee, prior to the date of conducting the institutional tender (if any) or prior to the public tender in the absence of institutional tender, whichever is earlier, or prior to the date on which the Company issues a report regarding the private placement of notes, a certificate signed by the Company through the Company's CEO and/or its senior financial officer , whereby the Company is in compliance with the aforementioned terms that are set forth in section 2.4 of the Deed of Trust, in form to the trustee’s satisfaction.

In addition, as specified in section 2.7 of the Deed of Trust, an additional public offering of a series of notes shall be subject to the Company delivering to the trustee, prior to the additional offering, an approval signed by the Company through the Company’s CEO and/or its senior financial officer, whereby all of the following terms are satisfied: (i) the Company's board of directors discussed and determined that the additional offering does not impair the Company's ability to repay the Notes (Series A); (ii) there is no cause for accelerating the Notes (Series A) to immediate repayment. The Company shall not be required to comply with said condition if the designation of the consideration of the additional offering, as will be specified in the Company's statement and the offering documents of the additional series, is the full redemption of the Notes (Series A) in accordance with their terms.

☒
There is an undertaking not to create pledges (“Negative Pledge”), as follows: There is an undertaking not to create a floating charge on all of the Company's assets, except under the terms specified in section 4.6 of the draft deed of trust. For more details see section 4.6 of the draft deed of trust.

Financial criteria

☒
There are obligations to comply with financial criteria: As long as the Notes (Series A) have not yet been fully repaid, the Company undertakes to the holders of Notes (Series A), to comply with each of the financial criteria specified in section 4.4 of the Deed of Trust and below: (i) total equity (as defined in section 4.4.1 of the Deed of Trust) of the Company shall be no less than USD 80 million; (ii) equity (defined in section 4.4.1 of the Deed of Trust) to balance sheet (as defined in section 4.4.2 of the Deed of Trust) ratio shall be no less than 21% (“Equity to Balance Sheet Ratio”). For more details on financial criteria and their method of calculation, see section 4.4 of the Deed of Trust.

Restrictions on “distribution”

☒	There is an explicit term regarding restrictions on the Company with respect to distribution of dividends, as specified in section 4.5 of the Deed of Trust.

☒
There are restrictions on “distribution”: the Company undertakes that until final repayment of the Notes, distribution by the Company as defined in the Companies Law, including buyback of shares, shall be subject to the Company declaring to the trustee by a signed certificate as set forth below, that all conditions set forth in section 4.5 of the Deed of Trust and below are satisfied: (i) the total equity (as defined in section 4.4.1 of the Deed of Trust) less the distribution amount shall be no less than USD 120 million; (ii) the Company’s Equity to Balance Sheet Ratio (as defined above) shall exceed 29%; (iii) there is no cause for accelerating the Notes to immediate repayment as stated in section 5.1 of the Deed of Trust, and no such cause will arise as a result of the distribution, without taking into account grace periods; (iv) the Company is not in violation of any of its material obligations to the noteholders under the provisions of the Deed of Trust; (v) the Company's board of directors has confirmed that there is no reasonable concern that the distribution will prevent the Company from satisfying its existing and anticipated obligations (including repayment of the Notes (Series A)), as such obligations become due; (vi) the Company undertakes that on the date of the board of directors' resolution on distribution there are no “red flags” in the Company, as defined in regulation 10(b)(14)(a) of the Securities Regulations (Periodic and Current Reports), 5730-1970, according to the latest (consolidated) financial statements published by the Company prior to the date of distribution and while taking the distribution into account.

☐	There are restrictions on the repayment of shareholder loans: __________________________.

Restrictions on “controlling shareholder transactions”

☐	There are restrictions on “controlling shareholder transactions”: _______________________.

Restructuring

☒
There are restrictions on change of control: In accordance with and subject to section 5.1.25 of the Deed of Trust, should there be a change of control in the Company without obtaining prior approval for the change of control at the meeting of the noteholders by way of ordinary resolution, the noteholders will be permitted to accelerate the Notes to immediate repayment. In this regard, “change of control” means a transaction that results in the aggregate holding of Yair Nechmad, Amir Nechmad and David Ben Avi or their relatives (themselves-not together with others) being less than 35% of the Company's issued share capital, or another transaction as a result of which there is a shareholder holding, itself or together with others, Company shares at a rate of the Company's issued share capital that exceeds the aggregate holding rate of Yair Nechmad, Amir Nechmad and David Ben Avi.

☒	There are restrictions on merger and acquisition transactions:

(a)
In accordance with and subject to sections 5.1.7 and 5.2 of the Deed of Trust, in case of a merger in which the Company is the surviving company or the target company, without prior approval of the noteholders by way of an ordinary resolution (as defined in the Deed of Trust), the noteholders will be permitted to accelerate the Notes to immediate repayment, unless the Company and the surviving company declare to the noteholders, at least ten (10) business days before the date of completing the merger, that there is no reasonable concern that the surviving entity will not be able to meet the obligations towards the noteholders due to the merger.

(b)
In accordance with and subject to sections 5.1.24 and 5.2 of the Deed of Trust, if a majority of the Company's assets (as such term is defined in section 5.1.26 of the Deed of Trust) are sold without the Company undertaking that most of the consideration will serve it for the purchase of another asset or assets in the Company's field of activity, the noteholders will be permitted to accelerate the Notes to immediate repayment, unless the consent of the noteholders (Series A) for such sale was obtained in advance, by way of a special resolution.

Rating

☐	The Notes are rated: ________________________.

☒
There is an undertaking to maintain a rating continuity: in accordance with and subject to section 5.1.22 of the Deed of Trust, and noting the provisions of section 15 in the Deed of Trust, should the Notes be rated, then in the event that the Notes cease to be rated for a period exceeding 60 consecutive days due to circumstances or reasons under the control of the Company, the noteholders will be permitted to accelerate the Notes to immediate repayment. For the avoidance of doubt, it is clarified that if the Notes (Series A) are to be rated by several rating agencies, for the purposes of this section termination of rating means termination of rating by all rating agencies, provided that at that time there is at least one active rating agency in Israel.

☐	There are provisions for adjusting the terms of the Notes upon a rating downgrade: _________.

☒
There is an explicit term whether the Company undertakes not to replace a rating agency and if it does so it is obligated to publish reasons for such replacement, as specified in section 15.2 of the Deed of Trust.

Causes for acceleration to immediate repayment

Cause	Applies (section no.)/N/A	Comments
Non-payment	5.1.1
Should the Company fail to repay any amount it is required to repay in connection with the Notes or under the Deed of Trust, and the Company fails to remedy this breach within a period of seven (7) days following the scheduled repayment date.

Fundamental breach or breach of material obligations	5.1.19
Should the Company be in fundamental breach of the terms of the Notes or the Deed of Trust or fail to fulfill any of the material obligations thereunder, including if it transpired that a material representation of the Company in the Notes or the Deed of Trust was misstated or is incomplete, provided the Company has not remedied such breach within fourteen (14) days from the date the Company becomes aware of the breach.

Misstatement of representations	5.1.19
Should it transpire that a material representation of the Company in the Notes or the Deed of Trust was misstated or is incomplete, provided the Company has not remedied such breach within fourteen (14) days from the date the Company becoming aware of the breach.

Breach of specific obligations - restrictions on raising additional debt including restrictions on series expansion	5.1.18
Should the Company perform a series expansion contrary to its undertakings in section 2.4 of the Deed of Trust, or if it is in breach of any of its undertakings as stated in section 2.7 of the Deed of Trust.

Breach of specific undertaking - no pledges (Negative Pledge)	5.1.20	The Company breached any of its Negative Pledge obligations in section 4.6 of the Deed of Trust.
Breach of specific undertaking - restrictions on distribution	5.1.21	The Company performed a distribution contrary to any of the provisions of section 4.5 of the Deed of Trust.
Breach of specific undertaking – restrictions on controlling shareholder transactions	N/A

Cause	Applies (section no.)/N/A	Comments
Breach of specific undertaking - failure to publish financial statements by the required deadline	5.1.16
If the Company failed to publish a financial statement it is required to publish under the provisions of applicable law, within thirty (30) days from the deadline for such publication, or within thirty (30) days from the end of the extension granted to the Company by a competent authority for publication of such financial statements, whichever is later.

Breach of specific undertaking - the financial covenants	5.1.13	If the Company fails to comply with any of the financial criteria set forth in section 4.4 of the Deed of Trust during the period specified in section 4.4.6 of the Deed of Trust.
Resolution to liquidate, permanent and final liquidation order	5.1.5	Except in the event of liquidation for the purposes of merging with another company.
Temporary liquidation order, appointment of a temporary liquidator or any judicial decision of a similar nature	5.1.2
If not rescinded within forty-five (45) days of the date the order or decision was issued, as applicable. Notwithstanding the foregoing, the Company will not be granted any grace period in relation to orders issued or motions filed, as applicable, by the Company or with its consent.

Lien or execution proceedings	5.1.3
If a lien is imposed on the majority of the Company's assets (as such term is defined in section 5.1 of the Deed of Trust) or on all of its assets, or if execution proceedings are instituted against such assets or pledges realized against the majority of the Company's assets or all of its assets as aforesaid, and the lien is not removed or execution not cancelled, as applicable, within forty-five (45) days from the date of being imposed or executed, as applicable. Notwithstanding the foregoing, the Company will not be granted any grace period in relation to motions filed or orders issued, as applicable, by the Company or with its consent.

Cause	Applies (section no.)/N/A	Comments
Motions for receivership or appointment of a temporary receiver, an order to appoint a permanent receiver, including any motion with similar or identical result under the Insolvency Law	5.1.4
If not rejected or cancelled within forty-five (45) days of the appointment. Notwithstanding the foregoing, the Company will not be granted any grace period in relation to motions filed or orders issued, as applicable, by the Company or with its consent. In addition, with respect to the issuance of an order to appoint a permanent receiver over most or all of the Company's assets – without grace period.

Motion for stay of proceedings, stay of proceedings order, Company motion for compromise or composition with its creditors under section 350 of the Companies Law	5.1.6
(i) If the Company files a motion for a stay of proceedings or any similar proceeding under the Insolvency Law or a motion for an order to initiate proceedings as defined in the Insolvency Law, or if such an order is issued against the Company or if the Company files a motion for a settlement or composition with creditors under section 350 of the Companies Law or in accordance with the provisions of the Insolvency Law (except for the purpose of merging with another company and/or a change in the structure of the Company including a split, which are not prohibited under the terms of this deed, and except for making arrangements between the Company and its shareholders that are not prohibited under this deed and that do not have the potential to affect the solvency of the Notes), or if the Company proposes a settlement or composition to its creditors in any other way as stated in this paragraph (i), on the backdrop of the Company’s inability to fulfill its obligations as they come due; or (ii) if a motion is filed under section 350 of the Companies Law against the Company (without its consent), or a motion under the Insolvency Law (without the Company’s consent), that was not rejected or cancelled within forty-five (45) days of its filing.

Cause	Applies (section no.)/N/A	Comments
The Company ceased or announced its intent to cease managing its business affairs, the Company terminated or announced its intent to stop payments	5.1.11 5.1.12
The Company's business has been materially adversely affected, and there is real concern that the Company will not be able to repay its debts to the noteholders	5.1.15
Should t the Company's business be materially adversely affected compared to its condition on the date of initial offering of the Notes, and there is real concern that the Company will not be able to repay the Notes on time or will not fulfill its material obligations towards the noteholders as they become due.

Real concern that the Company will not meet its material obligations towards the noteholders	5.1.15
(i) If there is a material deterioration in the Company's business compared to its condition on the date the notes (Series A) were offered initially, and there is real concern that the Company will not be able to repay the notes (Series A) on time; (ii) there is real concern that the Company will not fulfill its material obligations towards the noteholders as they become due.

Suspension or delisting from TASE	5.1.9 5.1.10 5.1.17
Upon the occurrence of one of the following events: (i) the Notes are delisted from TASE; or (ii) trading of the Notes was suspended by TASE, except for suspension for reasons of ambiguity, as such is defined in Part IV of the TASE bylaws, and the suspension is not canceled within sixty (60) days; or (iii) if the Company ceases to be a reporting corporation.

Cross default/cross acceleration (in cases of non-payment of other debts or in cases of acceleration to immediate repayment of other debts)	5.1.8
If one of the following is accelerated to immediate repayment: (1) another series of listed notes (including on the TASE UP) issued by the Company or another series of listed securities issued by the Company; or (2) a debt or several of the Company's debts towards a creditor or a number of financial creditors cumulatively in excess of 10% of the Company's total assets in accordance with its financial statements and the demand for such acceleration to immediate repayment was not removed and/or the Company does not repay the debt within 21 days.

Cause	Applies (section no.)/N/A	Comments
Termination of rating	5.1.22
Should the Notes be rated – if the Notes cease to be rated for a period of time exceeding 60 consecutive days, except if termination of the rating is for reasons or circumstances outside the Company's control. For the avoidance of doubt, it is clarified that if the Notes are to be rated by several credit rating agencies, for the purposes of this section termination of rating means termination of rating by all rating agencies, all provided that at that time there is at least one active rating agency in Israel.

Rating downgrade	5.1.23
If the Notes are rated, the Notes rating will be below “ilBBB minus” by S&P Maalot Ltd., or any corresponding rating of another rating agency, so long as the rating downgrade does not derive solely from a change in the rating scales of the rating agency. For the avoidance of doubt, it is clarified that if the Notes (Series A) are rated by several agencies, for the purposes of this section it is the lowest rating relating to the Notes, as it shall be from time to time.

Change of control	5.1.25
In the event of a change of control in the Company without prior approval for the transfer of control from the meeting of the noteholders by way of an ordinary resolution. In this regard, “change of control” means a transaction that results in the aggregate holding of Yair Nechmad, Amir Nechmad and David Ben Avi or their relatives (themselves-not together with others) being less than 35% of the Company's issued share capital, or another transaction as a result of which there is a shareholder holding, itself or together with others, Company shares at a rate of the Company's issued share capital that exceeds the aggregate holding rate of Yair Nechmad, Amir Nechmad and David Ben Avi.

Cause	Applies (section no.)/N/A	Comments
Breach of obligations in connection with structural changes, mergers and acquisitions	5.1.7
In the event of a merger, pursuant to which the Company is the surviving company or the target company, without the prior approval of the noteholders, by way of an ordinary resolution, unless the Company and the surviving company declared to the noteholders, at least ten (10) business days before the date of completing the merger, that there is no reasonable concern that the surviving company will be unable to meet the Company's obligations to the noteholders due to the merger.

Breach of obligations in connection with an expansion of a series of notes	5.1.18
Should the Company perform a series expansion contrary to its undertakings in section 2.4 of the Deed of Trust, or if it is in breach of any of its undertakings as stated in section 2.7 of the Deed of Trust.

Failure to register the Notes on the TASE UP	N/A
Listing the Notes on the primary list	N/A
Winding-up or dissolution of the Company	5.1.14	Should the Company be wound up or dissolved for any reason, except pursuant to a merger as stated at the end of section 5.1.7 in the Deed of Trust.
A change was made to the issuer’s primary area of activity	5.1.20	In case of change in the Company's area of activity, whereby the Company's primary area of activity is no longer provision of payment solutions and/or other financial solutions.
Inclusion of a “going concern” comment in the auditor's option/report, attached to the Company's financial statements	5.1.19	If a “going concern” comment is recorded in the financial statements of the Company for two consecutive audited or reviewed consolidated financial statements of the Company.

Ad hoc committee

☒
There are provisions that regulate the appointment of an ad hoc committee: In accordance with the provisions of section 5.5 of the Deed of Trust, the trustee is permitted, or will be obligated pursuant to the written request of the Company, to appoint and convene an ad hoc creditors’ committee from among the noteholders, and in such a case the provisions set forth in Annex 1 to the Deed of Trust, including with respect to its composition and powers, shall apply.

Governing law and jurisdiction

☒	Governing law: solely Israeli law.

☒	Jurisdiction: granted to the competent courts in Tel Aviv-Yafo.
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Nayax Ltd.